GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in U.S. dollars unless stated otherwise)

GOLDCORP WILL HOLD INVESTOR DAY ON APRIL 9, 2015; ANNOUNCES FIRST QUARTER 2015 GOLD PRODUCTION

Vancouver, British Columbia, April 8, 2015 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will host its annual Investor Day on Thursday, April 9, 2015 at 8:00am EDT. The Company's senior management team will provide an update on its operating mines, including the ramp-ups of its two newest gold mines, Cerro Negro in Argentina and Éléonore in Canada. The management team will also discuss other value-enhancing organic opportunities within Goldcorp's project portfolio. The live presentation and archived webcast will be available at www.goldcorp.com.

In conjunction with the Investor Day, the Company announces gold production[1] and preliminary all-in sustaining costs[2] for the first quarter of 2015. Gold production for the period totaled 724,800 ounces.   The final calculation of capital and operating costs has not yet been completed; all-in sustaining costs for the first quarter of 2015 are expected to be approximately $900 per ounce. Goldcorp's complete first quarter results will be released on April 30, 2015.

The Company today also re-confirmed 2015 guidance of between 3.3 million and 3.6 million ounces of gold and all-in sustaining costs of between $875 and $950 per ounce. As previously reported, 2015 gold production is expected to be weighted to the second half of the year due primarily to the new mine ramp-ups and the planned mine sequence at Peñasquito.

Mine-by-mine actual first quarter 2015 gold production is as follows:

Mine	Q1 2015A Production	2015 Guidance
Peñasquito	155,600	700,000 – 750,000
Cerro Negro	92,600	425,000 – 475,000
Pueblo Viejo (40.0%)	90,000	420,000 – 460,000
Red Lake[a]	107,400	400,000 – 425,000
Éléonore	32,500	290,000 – 330,000
Porcupine	56,000	300,000 – 320,000
Los Filos	60,700	265,000 – 290,000

Musselwhite	57,200	250,000 – 270,000
Marlin	45,300	160,000 – 175,000
Alumbrera (37.5%)	16,100	75,000 – 85,000
Wharf[b]	11,400	11,400
Total	**724,800**	**3,300,000 – 3,600,000**

[a] *Cochenour included in Red Lake 2015 production guidance*

[b] *Wharf divested on February 20, 2015.*

About Goldcorp

Goldcorp is one of the world's fastest growing gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

1. The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this press release. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The amounts disclosed also include the results of the Company's discontinued operation, Wharf.

2. The Company has included all-in sustaining cash cost per gold ounce as a non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com